FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

PLATINUM GROUP METALS LTD. (the “Company” or “Platinum Group”)
788 - 550 Burrard Street Vancouver BC, V6C 2B5
Telephone: (604) 899-5450     Facsimile: (604) 484-4710

ITEM 2.	DATE OF MATERIAL CHANGE

February 14, 2018

ITEM 3.	NEWS RELEASE

A news release was disseminated on February 14, 2018 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland Securities Commissions.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Platinum Group Metals Ltd. reported that all remaining conditions precedent to the sale of the Maseve concentrator plant and certain surface rights (“Step One”) to Royal Bafokeng Platinum Ltd. (“RBPlat”) have been fulfilled. The Company and RBPlat executed definitive sale and purchase agreements on November 23, 2017 in a transaction valued at approximately US$74 million (the “Maseve Sale Transaction”). Step One may now proceed, with payment of US$58 million in cash to Maseve to occur coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlats at the South African deeds office, a process that normally takes approximately four weeks.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

The Company reported that all remaining conditions precedent to the sale of the Maseve concentrator plant and certain surface rights (“Step One”) to Royal Bafokeng Platinum Ltd. (“RBPlat”) have been fulfilled. The Company and RBPlat executed definitive sale and purchase agreements on November 23, 2017 in a transaction valued at approximately US$74 million (the “Maseve Sale Transaction”) . Step One may now proceed, with payment of US$58 million in cash to Maseve to occur coincident with the registration of the applicable surface rights to a wholly owned subsidiary of RBPlats at the South African deeds office, a process that normally takes approximately four weeks.

RBPlat is next (“Step Two”) to acquire 100% of the shares in Maseve Investments 11 (Pty) Limited (“Maseve”), the holding company of the Maseve Mine, and all shareholder loans owed by Maseve for an aggregate consideration equal to US$16 million. Maseve and its shareholders have passed resolutions to approve Step Two and notice periods under the South African Companies Act for dissenting shareholders to require court review of the resolutions or have Maseve purchase their shares under the exercise of appraisal rights have passed. The parties continue to work together in fulfilment of the remaining conditions precedent to the completion of Step Two, which includes the Department of Mineral Resources approval to the transaction, under section 11 of the Mineral and Petroleum Resources Development Act, which is expected in mid-2018.

The Companys lenders have consented to the Maseve Sale Transaction. As previously agreed with the Lenders, the Company must raise US$20 million in subordinated debt and/or equity within 30 days of the approximate US$46 million first lien facility due to Sprott Resource Lending Partnership (“Sprott”) being repaid, which is to occur when payment for Step One is received. A second raise has been amended to US$20 million (US$10 million previously) in subordinated debt and/or equity before July 31, 2018 (previously June 30, 2018). Proceeds in each instance are to repay and discharge remaining amounts due to lenders.

The increased second raise commitment is to confirm repayment to Liberty for a portion of the US$58 million in Step One proceeds which will be used to repay a US$6 million increase in the first lien Sprott facility, resulting from accrued interest and a previously reported bridge loan of US$5 million, which was fully drawn by an advance of US$2.25 million in January, 2018, plus approximately US$3.4 million in proceeds that are to be deposited with South African legal counsel for the Company and assigned as security in advance of a dispute resolution proceeding with underground miner Redpath Mining (SA) (Pty) Limited. Any voluntary repayment to LMM by the Company will reduce the second US$20 million raise required by July 31, 2018.

About Platinum Group Metals Ltd.

Platinum Group is focused on, and is the operator of, the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Waterberg was discovered by the Company. Waterberg has potential to be a low cost dominantly palladium mine and Impala Platinum recently made a strategic investment in the Waterberg Project.

“R. Michael Jones”
On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:

R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450
www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, the timing and completion of Step One of the Maseve Sale Transaction; receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of Step Two to the Maseve Sale Transaction as described herein; the Companys intended use of proceeds derived from the Maseve Sale Transaction; future sales of debt or equity; repayment of, and compliance with the terms of, indebtedness; the dispute with Redpath; and the Waterberg Projects potential to be a bulk mineable, low-cost dominantly palladium mine. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain all required government approvals, satisfy other closing conditions and consummate the Maseve Sale Transaction; potential delays in the foregoing; the Companys capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; litigation risks; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Companys ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Maseve Sale Transaction; the Companys ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Companys most recent Form 20-F annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

ITEM 6.	OMITTED INFORMATION

N/A

ITEM 7.	EXECUTIVE OFFICER

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Frank Hallam, CFO     Phone: (604) 899-5450

ITEM 8.	DATE OF REPORT

February 14, 2018